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22 March 2006

File No. 040006-0000

82-34770

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara to acquire 100 percent of Phosyn plc" dated 22 March, 2006.

Feel free to call me with any questions on +44 20 7710-1016.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy letter and returning it to our courier.


SEC MAIL
RECEIVED
MAR 27 2006
PROCESSING
SECTION
203

Yours sincerely,

Rakhi Mehta

Rakhi Mehta
Senior Paralegal

Enclosure

dlw 3/29


YARA

Yara to acquire 100 percent of Phosyn plc

Oslo (2006-03-22): Yara International ASA has entered into a letter of intent with the other shareholders of the UK based micronutrient company, Phosyn plc, to increase its shareholding position from 35 to 100 percent. This planned acquisition confirms Yara's commitment to expanding its speciality plant nutrition business.

One of the most pronounced trends in the plant nutrition market is the increased focus on speciality fertilizers. Yara is the number one global brand within the cash crop segment (fruit, flowers and vegetables), an area that has demonstrated an annual double digit growth over the past three years. This has been based on a commercial concept of offering a complete plant nutrition portfolio, including agronomic competence and tools targeted towards the high value crop segment.

"Phosyn is a perfect match for Yara, supporting our ambition to provide farmers with an unmatched plant nutrition concept," says Tove Andersen, Head of Yara Specialities, who also sees the acquisition as a means to achieve cost synergies and improve scale in marketing and distribution of products through Yara's Downstream global distribution network.



The closing date for the acquisition is expected to be during second quarter 2006 subject to approval by regulatory authorities. The parties have agreed not to disclose the purchase price.

Phosyn is a global leader within the business of foliar applied micronutrients. The majority of Phosyn products are sprayed onto growing crops to be taken up by the leaves (foliar application). The Phosyn brand is a recognised brand all over the world generating a turnover close to GBP 30 million in 2005, of which approximately 90% is export related. The company has developed profitably over several years and achieved an EBITDA of GBP 4.8 million in 2005.

Phosyn has a unique commercial approach for sales of micronutrients based upon soil or tissue analysis. It has two wholly owned laboratories and operates the Megalab system in cooperation with external laboratories all around the world. The total number of employees is 146 with production and head office in Pocklington, UK.

Contact

Torgeir Kvidal, Investor Relations
Telephone (+47) 24 15 72 95
Cellular (+47) 91 339 832
E-mail **torgeir.kvidal@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is a leading chemical company that converts energy and nitrogen from the air into essential products for farmers and industrial customers. As the number one global supplier of mineral fertilizers and agronomic solutions, we help provide food for a growing world population. Our industrial product portfolio includes environmental protection agents that safeguard air and water purity and preserve food quality. Yara's global

workforce of 6800 employees represents great diversity and talent enabling Yara to remain a leading performer in its industry.
www.yara.com
